Exhibit 12.1

Kansas City Southern

Computation of Ratio of Earnings to Fixed Charges

Dollars in millions

	Years Ended December 31,					Three Months Ended March 31,
	2013	2012 (ii)	2011 (iii)	2010	2009	2014 (iv)	2013
Earnings:
Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates (i)	$532.8	$597.1	$436.8	$269.5	$94.5	$137.3	$153.0
Interest expense	80.6	100.4	129.1	158.1	173.7	18.7	23.7
Portion of rents representative of an appropriate interest factor	35.5	36.2	40.2	42.3	46.3	7.1	9.0
Distributed income of equity investments	12.5	19.8	18.1	19.5	7.3	8.0	—

Pretax income as adjusted	$661.4	$753.5	$624.2	$489.4	$321.8	$171.1	$185.7

Fixed Charges:
Interest expense	$80.6	$100.4	$129.1	$158.1	$173.7	$18.7	$23.7
Capitalized interest	1.1	0.9	1.0	1.3	2.8	0.2	0.3
Portion of rents representative of an appropriate interest factor	35.5	36.2	40.2	42.3	46.3	7.1	9.0

Total fixed charges	$117.2	$137.5	$170.3	$201.7	$222.8	$26.0	$33.0

Ratio of earnings to fixed charges	5.6	5.5	3.7	2.4	1.4	6.6	5.6

Note: Excludes amortization of capitalized interest due to immateriality.

(i)	During 2013, 2012, 2011, 2010 and 2009, the Company recognized pre-tax debt retirement costs of $119.2 million, $20.1 million, $38.7 million, $68.3 million and $5.9 million, respectively, related to debt restructuring activities that occurred during the periods.
(ii)	During 2012, the Company recognized a pre-tax gain of $43.0 million within operating expenses for the elimination of deferred statutory profit sharing liability, net as a result of the organizational restructuring during the period.
(iii)	During 2011, the Company recognized a pre-tax gain of $25.6 million within operating expenses for insurance recoveries related to hurricane damage.
(iv)	During the three months ended March 31, 2014, the Company recognized pre-tax lease termination costs of $29.9 million and pre-tax debt retirement costs of $6.6 million.